                                                              Exhibit 20
To Our Shareholders:

We would like to share with you the financial results and operating highlights from our third fiscal quarter ended February 28, 2003.

Net sales for the third quarter of fiscal 2003 were $4.0 million, an increase of 18 percent from $3.4 million for the same quarter of the prior year. On a sequential basis, net sales were up 38 percent over the second quarter of this fiscal year. Pre-tax loss for the third quarter of $938,000 compared favorably with a pre-tax loss of $1.0 million in the third quarter of fiscal 2002, and was less than half the pre-tax loss of $2.0 million in the second quarter of fiscal 2003. Net loss for the quarter was $988,000, or $0.14 per share, compared with a net loss of $737,000, or $0.10 per share, in the same quarter last year.

For the nine months ended February 28, 2003, net sales were $10.5 million, a 16 percent increase from $9.0 million in the comparable period of fiscal 2002. Loss from operations for the nine months was $3.9 million compared
with $3.3 million for the same period of the prior fiscal year.   Net loss
for the nine months was $3.9 million, or $0.54 per share, compared with a net loss of $2.1 million, or $0.30 per share, in the comparable period of fiscal 2002. Net loss for the period last year included a tax benefit of $835,000, or $0.12 per share.

As of February 28, 2003, our cash, short-term investments and long-term investments totaled $9.5 million, book value per share was $3.63 and we had no outstanding debt. Our long-term investments consist of interest bearing securities with maturities of less than 18 months.

We are proud of our accomplishments this quarter and are very excited that our FOX development program is progressing well and starting to bear fruit. During the third quarter, we received an order for our next generation 300mm FOX full wafer contact test and burn-in system from a major semiconductor manufacturer. We believe there is a large market opportunity for this product, as it offers the potential to reduce the high cost of test and burn-in for ICs and could change the way ICs are processed in the back-end. We continue to see interest in our FOX family of products, for use in a wide range of applications, from several IC manufacturers.

We are also encouraged by the additional orders for our core MTX and MAX4 systems. During the quarter, we received multiple MTX orders, totaling over $2 million, from two leading Taiwanese test and assembly subcontractors of Nanya Technology, a major DRAM manufacturer. Finally, as a result of higher net sales and continued cost control, we were able to significantly reduce our pre-tax loss for the third quarter compared with that of the previous quarter.

Our solid balance sheet continues to provide the resources to invest in our product development efforts, particularly those for our FOX product family. We are confident that these efforts will result in new, innovative products that will fuel our growth over the long term.

On behalf of everyone at Aehr Test, we appreciate your continued support.


        /S/ RHEA J. POSEDEL                  /S/ C.J. MEURELL
        Rhea J. Posedel                      C.J. Meurell
        CEO and Chairman                     President and COO



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

                                                    Three Months Ended     Nine Months Ended
                                                     Feb 28,    Feb 28,    Feb 28,    Feb 28,
                                                      2003       2002       2003       2002
                                                   ---------- ---------- ---------- ----------
Net sales......................................       $ 4,028    $ 3,419    $10,464    $ 9,046
Cost of sales..................................         2,512      1,801      6,369      4,612
                                                   ---------- ---------- ---------- ----------
Gross profit...................................         1,516      1,618      4,095      4,434
                                                   ---------- ---------- ---------- ----------
Operating expenses:
  Selling, general and administrative..........         1,497      1,683      4,660      4,814
  Research and development.....................         1,100        966      3,295      2,931
                                                   ---------- ---------- ---------- ----------
    Total operating expenses...................         2,597      2,649      7,955      7,745
                                                   ---------- ---------- ---------- ----------
Loss from operations...........................        (1,081)    (1,031)    (3,860)    (3,311)

Interest income................................            44        110        185        423
Other income (expense), net....................            99        (91)      (160)       (92)
                                                   ---------- ---------- ---------- ----------
Loss before income taxes.......................          (938)    (1,012)    (3,835)    (2,980)

Income tax expense (benefit)...................            50       (275)        32       (835)
                                                   ---------- ---------- ---------- ----------
Net Loss.......................................       $  (988)   $  (737)   $(3,867)   $(2,145)
                                                   ========== ========== ========== ==========

Net loss per share (basic).....................       $ (0.14)   $ (0.10)   $ (0.54)   $ (0.30)
Net loss per share (diluted)...................       $ (0.14)   $ (0.10)   $ (0.54)   $ (0.30)

Shares used in per share calculation (basic)...         7,137      7,169      7,162      7,140
Shares used in per share calculation (diluted).         7,137      7,169      7,162      7,140





CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                              Feb 28,       May 31,
                                                               2003          2002
                                                           (unaudited)
                                                            ----------     ----------
Assets
Current assets:
  Cash and cash equivalents ..........................         $ 6,411        $ 7,485
  Short-term investments .............................           2,631          8,003
  Accounts receivable.................................           5,568          3,132
  Inventories ........................................           9,467          8,633
  Prepaid expenses and other .........................           2,260          2,373
                                                            ----------     ----------
      Total current assets ...........................          26,337         29,626

Property and equipment, net ..........................           1,570          2,356
Long-term investments ................................             420             --
Other assets, net ....................................           1,563          1,836
                                                            ----------     ----------
      Total assets ...................................         $29,890        $33,818
                                                            ==========     ==========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable ...................................         $ 1,179        $   874
  Accrued expenses ...................................           2,324          2,260
  Deferred revenue ...................................             142            540
                                                            ----------     ----------
      Total current liabilities ......................           3,645          3,674

Deferred revenue .....................................              35             35
Deferred lease commitment ............................             266            224
                                                            ----------     ----------
      Total liabilities ..............................           3,946          3,933
                                                            ----------     ----------
Shareholders' equity:
  Common stock........................................              71             72
  Additional paid-in capital .........................          36,333         36,387
  Accumulated deficit ................................         (11,935)        (8,068)
  Net unrealized gain on investments..................               4              2
  Cumulative translation adjustment...................           1,471          1,492
                                                            ----------     ----------
      Total shareholders' equity .....................          25,944         29,885
                                                            ----------     ----------
      Total liabilities and shareholders' equity .....         $29,890        $33,818
                                                            ==========     ==========

"Safe Harbor" Statement: This letter contains forward-looking statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for the Company's products. Actual results may vary from projected results. These risks and uncertainties include economic conditions in Asia and elsewhere, world events, acceptance by customers of the FOX, MTX, MAX and DiePak technologies, the ability of the Company to gain business in China, the Company's development and manufacture of a commercially successful wafer-level burn-in system, and the potential emergence of alternative technologies, which could adversely affect demand for the Company's products in calendar year 2003. See the Company's recent 10-K and 10-Q reports filed with the SEC for additional risks affecting the Company.